Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

[Slide 1] - United States Steel - Moors & Cabot - July 26, 2001

[Slide 2] - The forward-looking statements in my presentation address a variety of subjects including, but not limited to, the shareholder vote on the reorganization plan in the fourth quarter of this year, forecasted U. S. Steel shipments, estimated financial effects of the VEBA (Voluntary Employment Benefit Association) contribution, growth of the European economy, commercial strategies, outlook for the domestic steel market, average natural gas prices for the third quarter, and forecasted industry shipments and imports in millions of tons. You are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, that could cause actual results to differ materially from such statements. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000, and subsequent reports on Forms 10-Q and 8-K, cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ materially from those set forth in the forward-looking statements.

[Slide 3] - USX Corporate Structure - USX Corporation is made up of the U. S. Steel Group and the Marathon Group.

[Slide 4] - USX Reorganization Plan - subject to shareholder approval
- April 24th: USX Board of Directors authorized management to proceed with reorganization plans that would separate its steel & energy business - creating two independent companies - United States Steel Corporation & Marathon Oil Company
- Each keeps approximately the same assets & liabilities as now except for a $900 million value transfer from Marathon to U. S. Steel
-    Management teams & site locations are expected to remain the same
-    Shareholders will vote in the 4th quarter of this year
-    No further details are available at this time

[Slide 5] - Today, U. S. Steel is the [picture] 11th largest global steel producer & the largest North America integrated steel producer

[Slide 6] - U. S. Steel is fully-integrated
Raw Materials -> Finished Products [picture]

[Slide 7] - Raw Materials Businesses
-    Minntac Iron Ore Facility
-    Gary Works Coke Facility
-    Clairton Coke Facility
-    Pinnacle Coal Operations
-    Oak Grove Coal Operations

[Slide 8] - Producing & Finishing Facilities
-    Gary Works
-    Mon Valley Works
-    Fairless Works
-    Fairfield Works

[Slide 9] - Tubular Operations
-    Lorain, Ohio
-    McKeesport, Pennsylvania
-    Fairfield, Alabama

[Slide 10] - Plate Operations
 -    Gary Works

[Slide 11] - Tin Operations
-    USS/Posco Industries
-    Gary Works
-    East Chicago
-    Fairless Works

[Slide 12] - Other Major Steel Business Activities
-    USS/Posco Industries
-    Worthington Steel Processing
-    Feralloy Processing Company
-    Pro-Tec Coating Company
-    Double Eagle Coating Company
-    Olympic Laser Processing

[Slide 13] - Transportation - Transtar, Inc.
     [pictures of the railroads]
-    Elgin, Joliet & Eastern Railway
-    Birmingham Southern RR
-    Warrior & Gulf Navigation
-    Mobile River Terminal
-    Union Railroad
-    McKeesport Connecting RR

[Slide 14] - 2000 Shipments by products
-    70% Sheet Products
-    10% Tubular
-    8% Plate
-    6% Tin
-    6% Non-Prime

[Slide 15] - U. S. Steel Shipments - 1995-2001 - (Millions of Net Tons)
-    1995 - 11.4
-    1996 - 11.4
-    1997 - 11.6
-    1998 - 10.7
-    1999 - 10.6
-    2000 - 11.1 (including USSK and Domestic)
-    Forecast 2001 - 14.0-14.5 (including USSK and Domestic)

[Slide 16] - Serving Multiple End Markets
2000 Domestic Steel Shipments by Market
Broad End Market Product Mix
-    22% Service Centers
-    16% Processing Joint Ventures
-    14% Transportation
-    11% Converters
-    9% Construction
-    9% Oil, Gas & Petrochemicals
-    8% Other
-    6% Containers
-    5% Export

[Slide 17] - Financial Results

[Slide 18] - 2000 Financial Results
-    Difficult Financial Year Due to:
     -    Dumped & Subsidized Steel - precluded anticipated recovery of prices
-    Unusually high natural gas prices

[Slide 19] - Operational & Financial Factors ($ Millions)
                                   Year 2000      1 Qtr. 2001
Shipments - Domestic                10,756*         2,432*
Shipments - USSK                      317*           749*
Average Realized Price/Ton - Domestic $450           $439
Average Realized Price/Ton - USSK     $269           $293

Operating Profit (Loss)/Ton - Domestic $2           ($62)
Operating Profit (Loss)/Ton - USSK     $6            $55

Adjusted Net Income (Loss)            $77           ($98)
 - Per Diluted Share                  $.78         ($1.12)
Net Income (Loss)                    ($21)            $9
 - Per Diluted Share                 ($.33)          $.08

*Shipments in Thousands of Net Tons

                                  2 Qtr. 2001
Shipments - Domestic                 2,616*
Shipments - USSK                     1,069*
Average Realized Price/Ton - Domestic $429
Average Realized Price/Ton - USSK     $249

Operating Profit (Loss)/Ton - Domestic$(26)
Operating Profit (Loss)/Ton - USSK    $38

Adjusted Net Income (Loss)           ($30)
 - Per Diluted Share                 ($.36)
Net Income (Loss)                    ($30)
 - Per Diluted Share                 ($.36)

*Shipments in Thousands of Net Tons

[Slide 20] - Dividend Yield Comparison (as of July 11, 2001)
- On April 24th, a dividend of 10 cents per share on U. S. Steel Group Common Stock was announced, a decrease of 15 cents per share
-    AK Steel            2.1%
-    U. S. Steel         2.0%
-    Nucor               1.4%
-    Bethlehem Steel     0%
-    National Steel      0%
-    LTV                 0%
-    S&P Average              1.4%

[Slide 21] - Other Key Financial Facts - Our Pension Plan is Fully-Funded

[Slide 22] - Other Key Financial Facts - VEBA
-    Voluntary Employee Benefit Association
     - Dedicated Trust to secure payment of heath care & life insurance benefits for our Union Retirees
-    $500 million tax-deductible contribution to VEBA in December 2000
     -    Earned us the right to pay benefits from the VEBA Assets

[Slide 23] - Other Key Financial Facts - VEBA
2001 Estimated Financial Effects
-    Reduced Other Post-Retirement expenses by approximately $37 million
-    Increased Interest Expense by $30 million
-    Reduced cash payments for benefits by approximately $138 million
- Under tax allocation policy, Steel received $175 million cash-flow benefit in 1st quarter 2001

[Slide 24] - Market Conditions

[Slide 25] - Domestic Steel Industry - Challenging Times
Plagued by Serious Conditions:
-    Historically low prices
-    Extremely high natural gas costs
-    Massive levels of imports

[Slide 26] - Domestic Steel Prices at 20-Year Lows
Hot Roll Price Trend at 2nd Quarter 2001 Averaged $230/Ton
Source: Purchasing Magazine

[Slide 27] - Domestic Steel Prices at 20-Year Lows
Cold Roll Price Trend at 2nd Quarter 2001 Averaged $333/Ton
Source: Purchasing Magazine

[Slide 28] - Domestic Steel Prices at 20-Year Lows
Hot Dipped Galvanized Price Trend at 2nd Quarter 2001 Averaged $343/Ton
Source: Purchasing Magazine

[Slide 29] - Price Leverage - Impact to U. S. Steel
$10/Ton Change in Price = $140 million in Operating Income OR $1.16 per share

[Slide 30] - Natural Gas - Avg. Price - 1999-2001
($/mmbtu)
1999      2.27
1Q 2000   2.52
2Q 2000   3.47
3Q 2000   4.27
4Q 2000   5.29
1Q 2001   7.09
2Q 2001   4.67

Source: NYMEX

[Slide 31] - Natural Gas - Impact to U. S. Steel
$1/mmbtu = $50 million annual increased cost

[Slide 32] - Domestic Steel Market - Million Tons
1997 Shipments 106
     Imports   31.2
1998 Shipments 102
     Imports   41.5
1999 Shipments 106
     Imports   35.7
2000 Shipments 109
     Imports   38.0

Source: AISI

[Slide 33] - Strategic Initiatives

[Slide 34] - Strategic Initiatives
- In Order to survive in this difficult environment, we are aggressively pursuing a number of strategic initiatives

[Slide 35] - Strategic Initiatives - Domestically
-    We will continue to fight illegal imports
-    We have expanded through acquisition of LTV Tin Operations
-    We will pursue other opportunities

[Slide 36] - Strategic Initiatives - Imports
To Resolve our Import Crisis:
- We must continue to pressure the Government for a Comprehensive solution to Illegal Imports
-    We must continue to utilize Trade Laws

[Slide 37] - Government Trade Initiatives
On June 5, 2001, the Bush Administration announced a three-part program to address steel imports
-    Negotiations with Foreign Governments to Eliminate Inefficient Excess
     Production
- Negotiations with Foreign Governments to Establish Rules that will govern future trade
-    Investigation by the ITC under Section 201 of the Trade Act of 1974

[Slide 38] - Strategic Initiative - LTV Tin Acquisition - March 2001
-    LTV Indiana Harbor Facility is an Ideal Fit with USS
-    Located Within 10 Miles of USS Gary Works

[Slide 39] - Strategic Initiative - LTV Tin Acquisition - March 2001
-    LTV's Indiana Harbor has Become USS's East Chicago Tin
     -    USS Tin Capacity Rose by Over 400,000 Tons
     [picture of coils]

[Slide 40] - Strategic Initiative - Other Business Opportunities
We are working on some new business opportunities that will:
- Leverage our in-house strengths in e-Business and Information Technology - We have a Robust Electronic Commerce Capability
-    Better Serve the Marketplace

[Slide 41] - Strategic Initiatives - Internationally
How Does a 21st Century Steel Company compete in a dynamic Global Arena?

[Slide 42] - Customer Globalization
-    US Manufacturers move to Mexico
-    Customers also moving to South America, Southeast Asia and Central Europe
-    Opportunity for Substantial Growth
-    Lower cost of Manufacturing and Facility Construction
-    Better Economic Returns

[Slide 43] - U. S. Steel Globalization Strategy
-    Support Domestic Customers Abroad
     -    Economic Efficiencies
     -    Global Growth
     -    Better Financial Returns

[Slide 44] - U. S. Steel Globalization Strategy
-    Broaden Customer Base
-    Target Emerging Markets
     -    Value-Added Consumer Goods
-    Ensure Favorable Returns for Shareholders

[Slide 45] - A Global Steel Company
-    Acquisitions, Joint Ventures, and Strategic Alliances
-    Must Produce other synergies within U. S. Steel
-    Acceptable Risk Levels
     -    Political
     -    Market

[Slide 46] - Globalization Strategy - Recent Examples
     1998 - Acero Prime Joint Venture - Mexico
     1998 - VSZ U. S. Steel s.r.o. - Slovakia
     2000 - U. S. Steel Kosice s.r.o - Slovakia

[Slide 47] - International Joint Venture - Acero Prime
United States Steel International, Inc. / Feralloy Corp. / Intacero de Mexico - San Luis Potosi, Mexico

[Slide 48] - International Joint Venture - Acero Prime
-    Acero Prime offers:
     -    High-Quality Slitting
     -    Logistical Planning
     -    Warehouse for Just-In-Time Delivery
-    Acero Prime primarily serves our appliance customers who operate in Mexico

[Slide 49] - International Joint Venture
-    In the Mexican "Golden Triangle" - Monterrey, Guadalajara, & Mexico City
-    Acero Prime Location
-    [map of Mexico]

[Slide 50] - International Joint Venture - Acero Prime
-    U. S. Steel's Presence in Mexico's Appliance Business
     -    84% of U.S. Shipments
     -    43% of All Steel Consumed
    [picture of worker]

[Slide 51] - VSZ U. S. Steel s.r.o. - 50/50 Joint Venture as of January 1998 -
     U. S. Steel / VSZ a.s.
[map of Slovak Republic]
-    Produces and Markets Tin Mill Products

[Slide 52] - VSZ U. S. Steel s.r.o. - 50/50 Joint Venture as of January 1998 [picture of plant]
-    340,000 MT High-Quality Tin Product

[Slide 53] - VSZ Steel Acquisition - November 2000
A Perfect Fit With Globalization Strategy
[picture of plant]
-    Over 50% the Size of Gary Works on Raw Steel Basis

[Slide 54] - Slovakia
[maps and picture of Slovakia]

[Slide 55] - Slovakia Facts
-    Population               5.4 Million People
-    Average Density          65 Inhab./Sq. Mile
-    GDP Annual Growth        5.9%
-    Highly Industrialized
     -    Mechanical Industry 11%
     -    Metallurgy          16%  (Shares on
     -    Energy              13%    GDP
     -    Food                15%    creation)
     -    Chemicals           11%
-    Average Wage             2,500 USD/year
-    Unemployment             18-20%
-    Bratislava - Capital

[Slide 56] - About U. S. Steel Kosice
     [picture of plant]
-    Location                      Kosice, Slovakia
-    Construction Began            1959
-    All Facilities Operational    1969
-    Privatized                    1995
-    Employment Level              16,100

[Slide 57] - About U. S. Steel Kosice
-    Largest Integrated Flat Rolled Producer in Central Europe
-    4.5 Million Net Tons/Year Raw Steel
-    Strategic Raw Materials From Poland, Czech Republic and Ukraine

[Slide 58] - Market Conditions - Central Europe
-    Growth of European Economy is Slowing
-    Prices Off Since Mid-2000
-    Central Europe Steel Demand Rising
-    Manufacturers Move to Central Europe
-    Currency Fluctuations Can Impact Financial Performance

[Slide 59] - 2000 PRODUCT SHIPMENTS - Percent
-    39% Central Europe
-    29% European Union
-    17% Slovakia
-    14% Outside of Europe

[Slide 60] - Commercial Strategies
-    Serve Existing Customers in Central Europe
-    Deal Directly With End Customer
-    Provide Excellent Customer Service
-    Shift to Value Added Products

[Slide 61] - Examples of U. S. Steel Customers - Operating in Marketing Region
Serving Existing         [map of
Customers in     Europe]
Central Europe
-    Includes a list of customers and their locations
-    375 Mile Radius

[Slide 62] - U. S. Steel Kosice Employees
-    Well Educated Workforce
-    Lower Wage Rates
-    Language Barrier Less Than Expected
-    Trade Union Relations are Good
-    Government Agreement Prohibits Layoffs
-    Management Team - 18 Expats and 22 Slovaks With 840 Years of Experience

[Slide 63] - U. S. Steel Kosice s.r.o.
[map of world]
-    Unique Fit With Our Globalization Strategy

[Slide 64] - 2001 Outlook

[Slide 65] - Domestic Steel Market - Outlook for 2001
-    Market Experts Expect:
     -    An Economic Growth Rate of 1.8%
     -    Lower Natural Gas Costs
     -    Continued Import Problems

[Slide 66] - Gross Domestic Product - 2000-2002
Seasonally Adjusted Annual Rates
1Q 2000   4.8
2Q 2000   5.6
3Q 2000   2.2
4Q 2000   1.0
Avg.      5.0

1Q 2001   1.2
2Q 2001   0.9
3Q 2001   2.0
4Q 2001   3.0
Avg.      1.8

1Q 2002   3.3
2Q 2002   3.4
3Q 2002   3.5
4Q 2002   3.5
Avg.      3.0

Source: Blue Chip

[Slide 67] - Natural Gas - Avg. Price - 1999-2001
($/mmbtu)
1999           2.27
1Q 2000        2.52
2Q 2000        3.47
3Q 2000        4.27
4Q 2000        5.29
1Q 2001        7.09
2Q 2001        4.67
Forecast 3Q 2001    3.39

Source: NYMEX

[Slide 68] - Domestic Steel Market - Million Tons
1997           Shipments 106
               Imports   31.2
1998           Shipments 102
               Imports   41.5
1999           Shipments 106
               Imports   35.7
2000           Shipments 109
               Imports   38.0
Forecast 2001  Shipments 106
               Imports   33.9

Source: AISI & USS Marketing Research

[Slide 69] - U. S. Steel Shipments - 1995-2001 - (Millions of Net Tons)
-    1995 - 11.4
-    1996 - 11.4
-    1997 - 11.6
-    1998 - 10.7
-    1999 - 10.6
-    2000 - 11.1 (including USSK and Domestic)
-    Forecast 2001 - 14.0-14.5 (including USSK and Domestic)

[Slide 70] - Specific Markets 2001 - Automotive
-    Industry-Wide Production Cuts of About 10%
-    Despite Cuts, on Track for 3rd or 4th Best Sales Year Ever

[Slide 71] - Specific Markets 2001 - Appliances
- Industry Experts expect modest improvement in the 4th quarter of 2001 & Followed by a strong rebound in 2002
     -    Housing Starts Remain Strong
     -    Uncertainty of Economy has Hurt the Remodeling End

[Slide 72] - Specific Markets 2001 - Tubular
-    Domestic Rig Count at 1,275
     -    Up 40% from same time last year
-    International Rig Count at 760
     -    Up 16% from same time last year

Source: Baker Hughes (7/9/01)

[Slide 73] - Specific Markets 2001 - Service Centers
-    Inventory Levels Improving
-    Average Days Supply Remains Above Normal Levels
-    Industry Experts Predict Modest Price Increases in the 4th Quarter

[Slide 74] - U. S. Steel Competitive Strengths
-    Broad Product Line
-    Strong Balance Sheet
-    Fully-funded Pension Plan
-    Sales to All Three Major Auto Companies
-    Raw Materials Business
-    Tubular Business
-    U. S. Steel Kosice
-    U. S. Steel Reputation

[Slide 75] - U. S. Steel